Sub-Item 77 Q1 (a)





Amendment #19
to the By-Laws
Of
FEDERATED MUNICIPAL SECURITIES FUND, INC.

Effective June 1, 2013

      Insert the following into ARTICLE VI, AGREEMENTS, CHECKS, DRAFTS, ENDORSEMENTS, ETC. and renumber the remaining sections accordingly:
 Section 2. DELEGATION OF AUTHORITY RELATING TO DIVIDENDS. The Directors may delegate to any Officer or Agent of the Corporation the ability to authorize the payment of non-stock dividends and may delegate to an Officer or Agent in accordance with that general authorization the power to fix the amount and other terms of the dividend provided that the Directors established a method or procedure for determining the maximum amount of the distribution.

 The title of ARTICLE VI is deleted and replaced as follows:
"AGREEMENTS, CERTAIN DELEGATION, CHECKS, DRAFTS, ENDORSEMENTS,
ETC."







		US_ACTIVE-114945364.1-ABHELSCH 11/22/2013 8:48 AM